UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2026 (Report No. 2)

Commission File Number: 001-41502

WEARABLE DEVICES Ltd.

(Translation of registrant’s name into English)

5 Ha-Tnufa Street

Yokne-am Illit, Israel 2066736

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

Results of Special General Meeting of Shareholders

On June 4, 2026, Wearable Devices Ltd. (the “Company”) convened its Special General Meeting of Shareholders (the “Meeting”).

The Meeting was initially convened at 11:00 a.m. (Israel time). As a quorum was not present at the scheduled time, the Meeting was adjourned in accordance with the Company's Articles of Association and reconvened at 12:30 p.m. (Israel time). At the adjourned meeting, a quorum was present and the shareholders of the Company approved, by the requisite majority, the proposal described in the Company’s Notice and Proxy Statement for the Meeting, which was included as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished with the Securities and Exchange Commission (the “SEC”) on May 18, 2026.

This Report of Foreign Private Issuer on Form 6-K (this “Report”), including its exhibits, is incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-291857, 333-290148, 333-284010, 333-269869, 333-274343 and 333-293968) and on Form F-3 (File Nos. 333-274841, 333-291100 and 333-295793), filed with the SEC, to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wearable Devices Ltd.

Date: June 4, 2026	By:	/s/ Alon Mualem
Alon Mualem
Chief Financial Officer

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